

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Brian Goodman
Chief Executive Officer
Golden Matrix Group, Inc.
3651 Lindell Road, Ste. D131
Las Vegas, NV 89103

> **Re: Golden Matrix Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 22, 2022**
> **File No. 333-264446**

Dear Mr. Goodman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David M. Loev